UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Midas Perpetual Portfolio, Inc.

3.	Securities and Exchange Commission File No.: 811-02474

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

11 Hanover Square
New York, New York 10005

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

John F. Ramirez
11 Hanover Square
New York, New York 10005
212-480-6432 x208

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

John F. Ramirez
11 Hanover Square
New York, New York 10005
212-480-6432 x208

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒	Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Midas Management Corporation
11 Hanover Square
New York, New York 10005

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Midas Securities Group, Inc.
11 Hanover Square
New York, New York 10005

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes                      ☐    No

If Yes, state the date on which the board vote took place:

August 2, 2012

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒     Yes                     ☐    No

If Yes, state the date on which the shareholder vote took place:

September 12, 2012 and October 1, 2012

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

October 12, 2012

This was a tax free reorganization of the sole series of the Registrant (the “Acquired Fund”), a Maryland corporation, into the corresponding series of Midas Series Trust, a newly organized Delaware statutory trust (the “Successor Trust”). The Registrant transferred all of the Acquired Fund’s assets and liabilities to the corresponding series of the Successor Trust (the “Acquiring Fund”).  In exchange for the assets and liabilities, the Successor Trust then credited each shareholder’s account with the number of full and fractional shares of the Acquiring Fund equal to the number of full and fractional shares of the Acquired Fund that the shareholder held at the time of the merger.

(b)	Were the distributions made on the basis of net assets?

☒	Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒	Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only: N/A
Were any distributions to shareholders made in kind?

☐	Yes ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities? N/A

☐	Yes ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒	Yes ☐ No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                 ☒    No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

☐ Yes                 ☒    No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐	Yes ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes ☒ No

If Yes,
(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $61,331.19

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

Printing expenses:	$1,178.90
Solicitation expenses:	$14,565.00
Postage:	$1,985.33
Mailing:	$0
Directors and Officer’s Liability Tail Insurance:	$0
Bank Fees:	$0
Termination fee with Fund Administrator:	$0
Consulting Fees:	$0
Other:	$32.01

(iv)	Total expenses (sum of lines (i)-(iii) above): $79,092.43

(b)
How were those expenses allocated? Expenses deemed by Midas Management Corporation, the fund’s investment manager prior to the reorganization (the “Investment Manager”), to have been incurred solely by the fund are charged to the fund. Expenses deemed by the Investment Manager to have been incurred jointly by the fund and one or more of the other investment companies for which the Investment Manager or its affiliates serve as investment manager and an internally managed investment company with substantially similar officers and trustees or other entities are allocated on the basis of relative net assets, except where a more appropriate allocation can be made fairly in the judgment of the Investment Manager.

(c)	Who paid those expenses? All expenses were borne by the fund.

(d)	How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: Midas Series Trust

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-04316

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
CIK:  0000015260
1933 Act:  002-57953
1940 Act: 811-02474
Form:  DEF 14A (A form of the reorganization agreement was included in the appendices)

Date Filed:  August 20, 2012

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Midas Perpetual Portfolio, Inc., (ii) he is the General Counsel of Midas Perpetual Portfolio, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ John F. Ramirez

John F. Ramirez
March 1, 2013